UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021.

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure and Appointment of Directors

On March 31, 2021, Min Ni, an independent director of ZK International Group Co., Ltd. (the “Company”), tendered his notice of resignation to the Company, effective on March 31, 2021 due to personal reason. Mr. Ni’s resignation was not the result of any disagreement with the Company with respect to its operations, polices or practices.

On April 1, 2021, the Board of directors, the Nomination Committee, and the Compensation Committee of ZK International Group Co., Ltd. approved and confirmed the appointment of Xuejie Lyu as a Director of the Company, with an annual compensation of US$15,200, effective April 1, 2021 until the Company’s next annual meeting of shareholders and until her successor is duly elected and qualified, or until her earlier death, resignation or removal. Ms. Lyu will be serving on the Board of Directors as a non-employee, independent director. The Board has determined Ms. Lyu is an “independent” director and an “audit committee financial expert” under applicable U.S. Securities and Exchange Commission (“SEC”) and Nasdaq Marketplace Rules. Ms. Lyu has also been named as a member of the Nominating Committee and Compensation Committee, and as the Chair of the Audit Committee.

There is no family relationship between the newly appointed director and any other employees or members of the Board.

The biographical information of the newly appointed director is set forth below:

Xuejie Lyu, 30

Ms. Lyu has been the General Manager of Shanghai Liling, a consulting company based in Shanghai, since 2020, where she provides financial services to both private and public companies, and assists companies going public to improve internal control and compliances to meet regulatory requirements. Prior to her current position, she worked as manager at Investment Banking Department of Shenwan Hongyuan Securites Co., Ltd. from 2016 to 2020 and senior auditor at Deloitte China from 2013 to 2016, where she focused on financial auditing, internal control assessment, and financial consulting. Ms. Lyu has extensive experience in both US GAAP and CAS reporting frameworks, Sarbanes-Oxley compliance, and regulatory compliances. Ms. Lyu was designated with CPA in China and she received her Master Degree in Accounting from University of International Business and Economics.

Engagement with Susan Kilkenny

On April 5, 2021, the Company entered into certain consulting agreement (the “Consulting Agreement”) with Susan Kilkenny (the “Consultant”), pursuant to which the Company engages the Consultant as “Senior Strategic Marketing Advisor”, and the Consultant will assist the Company in international marketing and branding services, building the “xSigma Entertainment” brand.

The Consultant shall receive from the Company stock options or warrants to purchase 50,000 shares of the Company upon execution of the Consulting Agreement, with the option exercisable at an exercise price of $10,00 per share for three years from the date of issuance. The Consultant shall also receive, from the Company, options to purchase up to an additional 200,000 shares exercisable at an exercise price of $10.00 for three years from the date of each issuance. The options shall be vested and issued on a quarterly basis starting from the third month of the engagement.

The term of Consulting Agreement is effective on April 5, 2021 and lasts for one year, renewable subject to a subsequent agreement between the parties. A copy of the Consulting Agreement is attached hereto as Exhibit 99.2.

The foregoing description of the Consulting Agreement is qualified in their entirety by reference to the full text of such documents, the forms of which are attached as Exhibits 10.1, to this report on Form 6-K, and which is incorporated herein in their entirety by reference.

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Exhibit Number	Description of Exhibit
10.1	Consulting Agreement between the Company and Susan Kilkenny dated April 5, 2021.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2021	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board

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